 Exhibit 11.1

Explanation of how earnings/loss per (weighted average) share is calculated

Earnings and Loss per share are calculated by dividing the net loss or profit by the total weighted average number of common shares outstanding. The weighted average number of common shares outstanding is obtained as follows:-

Whenever the Company issues shares from its treasury during a specific reporting period, the number of common shares issued is pro-rated over the remaining months of the year, and such number is added to the December 31st closing balance of the previous year.